Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 8, 2016 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

($ millions)	2015	2014	% Change
Cash flow from operating activities	1,956.9	2,455.6	(20)
Changes in non-cash working capital	(48.9)	(99.4)	(51)
Transaction costs	14.2	13.8	3
Decommissioning expenditures	15.8	38.0	(58)
Funds flow from operations	1,938.0	2,408.0	(20)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2015	2014	% Change
Net income (loss)	(870.2)	508.9	(271)
Amortization of E&E undeveloped land	205.9	248.9	(17)
Impairment to PP&E	1,385.3	588.2	136
Unrealized derivative gains	(228.1)	(880.8)	(74)
Unrealized foreign exchange loss on translation of hedged US dollar long-term debt	346.2	121.9	184
Unrealized loss on long-term investments	13.9	24.4	(43)
Gain on capital acquisitions	(18.8)	-	-
Deferred tax relating to adjustments	(492.2)	(64.8)	660
Adjusted net earnings from operations	342.0	546.7	(37)

CRESCENT POINT ENERGY CORP.	1

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	2015	2014	% Change
Long-term debt (1)	4,452.0	2,943.1	51
Accounts payable and accrued liabilities	679.4	839.2	(19)
Dividends payable	50.5	102.7	(51)
Cash	(24.7)	(4.0)	518
Accounts receivable	(327.0)	(418.7)	(22)
Prepaids and deposits	(5.1)	(6.5)	(22)
Long-term investments	(30.3)	(49.9)	(39)
Excludes:
Equity settled component of dividends payable	-	(29.8)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(531.2)	(185.0)	187
Net debt	4,263.6	3,191.1	34

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A. The Company has previously referred to enterprise value as "total capitalization".
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	2015	2014	% Change
Crude oil (bbls/d)	137,003	121,517	13
NGL (bbls/d)	10,773	6,941	55
Natural gas (mcf/d)	95,127	74,070	28
Total (boe/d)	163,631	140,803	16
Crude oil and NGL (%)	90	91	(1)
Natural gas (%)	10	9	1
Total (%)	100	100	-
Production increased by 16 percent to 163,631 boe/d in 2015 from 140,803 boe/d in 2014, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2015, partially offset by natural declines. The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
On June 30, 2015, Crescent Point acquired approximately 20,000 boe/d of production in southeast Saskatchewan, Manitoba, Alberta and North Dakota through its acquisition, by plan of arrangement, of Legacy Oil + Gas Inc. ("Legacy").
On August 14, 2015, Crescent Point acquired approximately 2,600 boe/d of production in Alberta through its acquisition, by plan of arrangement, of Coral Hill Energy Ltd. ("Coral Hill").
The following is a summary of Crescent Point's production by area:

Production By Area	2015	2014	% Change
Southeast Saskatchewan and Manitoba	92,953	80,775	15
Southwest Saskatchewan	31,163	29,661	5
United States	22,208	17,979	24
Alberta and West Central Saskatchewan	17,307	12,388	40
Total (boe/d)	163,631	140,803	16
In the year ended December 31, 2015, the Company drilled 803 (699.9 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Viking resource play in west central Saskatchewan, the Flat Lake resource play in southeast Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

Average Selling Prices (1)	2015	2014	% Change
Crude oil ($/bbl)	52.68	89.27	(41)
NGL ($/bbl)	16.29	46.07	(65)
Natural gas ($/mcf)	2.93	4.95	(41)
Total ($/boe)	46.88	81.92	(43)

(1)	The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2015	2014	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	48.76	92.92	(48)
WTI crude oil (Cdn$/bbl)	62.51	102.11	(39)
LSB crude oil (Cdn$/bbl) (2)	55.86	92.53	(40)
LSB oil differential (%)	11	9	2
WCS crude oil (Cdn$/bbl) (3)	45.18	80.70	(44)
WCS oil differential (%)	28	21	7
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	2.70	4.56	(41)
AECO monthly index natural gas (Cdn$/mcf)	2.76	4.42	(38)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.78	0.91	(14)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

CRESCENT POINT ENERGY CORP.	3

For the year ended December 31, 2015, the Company's average selling price for oil decreased 41 percent from 2014, primarily as a result of a 48 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar. Crescent Point's corporate oil differential compared to Cdn$ WTI for the year ended December 31, 2015 was $9.83 per bbl, or 16 percent, compared to $12.84 per bbl, or 13 percent, in 2014.
The Company’s oil differential for 2015 was impacted by a widening of light, medium and heavy oil differentials. In 2015, the Cdn$ WTI - LSB differential widened to 11 percent from 9 percent in 2014 and Cdn$ WTI - WCS differential widened to 28 percent from 21 percent in 2014. The widening differentials in 2015 resulted from the increase in North American production and the decrease in the Brent to WTI spread, which allowed for more volumes to be sold in local markets.
The Company's exposure to medium and heavy oil differentials is due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices, and the Company's production base in the Uinta Basin which exposes the Company to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
For the year ended December 31, 2015, the Company's average selling price for NGLs decreased 65 percent from $46.07 per bbl in 2014 to $16.29 per bbl in 2015, primarily due to the significant weakening of propane, butane and condensate prices resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
The Company's average selling price for gas in the year ended December 31, 2015 decreased 41 percent from $4.95 per mcf in 2014 to $2.93 per mcf in 2015, primarily as a result of the 41 percent decrease in the AECO daily benchmark price.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

($ millions, except volume amounts)	2015	2014	% Change
Average crude oil volumes hedged (bbls/d) (1)	65,103	64,636	1
Crude oil realized derivative gain (loss) (1)	630.9	(100.0)	(731)
per bbl	12.62	(2.25)	(661)
Average natural gas volumes hedged (GJ/d) (2)	32,767	22,027	49
Natural gas realized derivative gain (loss)	11.7	(4.8)	(344)
per mcf	0.34	(0.18)	(289)
Average barrels of oil equivalent hedged (boe/d) (1)	70,279	68,116	3
Total realized derivative gain (loss) (1)	642.6	(104.8)	(713)
per boe	10.76	(2.04)	(627)

(1)
In the year ended December 31, 2014, the crude oil realized derivative loss includes the realized derivative losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business and market conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow volatility.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative gain of $642.6 million for the year ended December 31, 2015, compared to a loss of $104.8 million in 2014.
The Company's realized derivative gain for oil was $630.9 million for the year ended December 31, 2015, compared to a realized derivative loss of $100.0 million in 2014. The realized derivative gain in 2015 is largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by a decrease in the Company's average derivative oil price. During the year ended December 31, 2015, the Company's average derivative oil price decreased by 9 percent or $8.81 per bbl, from $97.87 per bbl in 2014 to $89.06 per bbl in 2015.

CRESCENT POINT ENERGY CORP.	4

Crescent Point's realized derivative gain for gas was $11.7 million for the year ended December 31, 2015, compared to a realized derivative loss of $4.8 million in 2014. The realized derivative gain in 2015 is largely attributable to the increase in gas volumes hedged as a result of increased production and the decrease in the AECO monthly index price. During the year ended December 31, 2015, the Company's average derivative gas price remained consistent at $3.60 per GJ compared to $3.59 per GJ in 2014.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value.
The following is a summary of the Company's unrealized derivative gain (loss):

($ millions)	2015	2014	% Change
Crude oil	(113.5)	739.9	(115)
Natural gas	1.5	17.6	(91)
Interest	1.8	4.3	(58)
Power	(0.3)	0.1	(400)
Cross currency	333.1	116.5	186
Foreign exchange	5.5	2.4	129
Total unrealized derivative gain	228.1	880.8	(74)
The Company recognized a total unrealized derivative gain of $228.1 million for the year ended December 31, 2015 compared to a total unrealized derivative gain of $880.8 million in 2014. The total unrealized derivative gain in 2015 was primarily due to a $333.1 million unrealized derivative gain on Cross Currency Swaps ("CCS") compared to an unrealized derivative gain of $116.5 million in 2014. The unrealized CCS derivative gain for the year ended December 31, 2015 was primarily the result of the weaker forward Canadian dollar at December 31, 2015 compared to December 31, 2014. The unrealized CCS derivative gain for the year ended December 31, 2014 was primarily the result of the weaker forward Canadian dollar at December 31, 2014 compared to December 31, 2013.
The total unrealized derivative gain in 2015 was partially offset by a $113.5 million unrealized derivative loss on crude oil contracts compared to a $739.9 million unrealized derivative gain in 2014. The unrealized oil derivative loss for the year ended December 31, 2015 was primarily attributable to the maturity of in-the-money contract months, largely offset by the decrease in the Cdn$ WTI forward benchmark price at December 31, 2015 compared to December 31, 2014. The unrealized oil derivative gain for the year ended December 31, 2014 was primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at December 31, 2014 compared to December 31, 2013.
Revenues

($ millions) (1)	2015	2014	% Change
Crude oil sales	2,634.4	3,959.4	(33)
NGL sales	64.0	116.7	(45)
Natural gas sales	101.8	134.0	(24)
Total oil and gas sales	2,800.2	4,210.1	(33)

(1)	Revenue is reported before realized derivatives and transportation.
Crude oil sales decreased 33 percent in the year ended December 31, 2015, from $4.0 billion in 2014 to $2.6 billion in 2015, primarily due to the 41 percent decrease in realized prices, partially offset by the 13 percent increase in crude oil production. The decrease in realized prices is largely a result of the 39 percent decrease in the Cdn$ WTI benchmark price as compared to 2014 and a wider corporate oil differential. The increased production in 2015 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2015.
NGL sales decreased 45 percent in the year ended December 31, 2015 compared to 2014 primarily due to the 65 percent decrease in realized prices, partially offset by the 55 percent increase in NGL production. Realized prices in 2015 were negatively impacted by the significant weakening of prices for propane, butane and condensate resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America. The increased production is primarily due to acquisitions completed in the second quarter of 2015.
Natural gas sales decreased 24 percent in the year ended December 31, 2015 compared to 2014. The decrease is primarily due to the 41 percent decrease in realized natural gas prices, partially offset by the 28 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO daily benchmark price. The increased natural gas production in 2015 is primarily due to acquisitions completed in the second quarter of 2015 and successful drilling in Viewfield and Utah.
Royalties

($ millions, except % and per boe amounts)	2015	2014	% Change
Royalties	435.9	750.2	(42)
As a % of oil and gas sales	16	18	(2)
Per boe	7.30	14.60	(50)

CRESCENT POINT ENERGY CORP.	5

Royalties decreased 42 percent in the year ended December 31, 2015 compared to 2014. The decrease is largely due to the 33 percent decrease in oil and gas sales in the year ended December 31, 2015. Royalties as a percentage of sales for the year ended December 31, 2015 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas in Canada.
Operating Expenses

($ millions, except per boe amounts)	2015	2014	% Change
Operating expenses	706.5	647.5	9
Per boe	11.83	12.60	(6)
Operating expenses per boe decreased 6 percent in the year ended December 31, 2015 compared to 2014. The decrease is primarily due to the positive impact of the Company’s cost reduction initiatives, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015. The Company will continue to implement its cost reduction initiatives with a focus on integrating its recent acquisitions to improve operating costs in future periods.
Operating expenses increased 9 percent in the year ended December 31, 2015 compared to 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and fracture stimulation programs and acquisitions completed in 2015, partially offset by the decrease in per boe operating expenses as noted above.
Transportation Expenses

($ millions, except per boe amounts)	2015	2014	% Change
Transportation expenses	138.4	117.6	18
Per boe	2.32	2.29	1
Transportation expenses per boe remained consistent in the year ended December 31, 2015 compared to 2014. Transportation was impacted by higher pipeline costs resulting from increased pipeline usage over rail, largely offset by lower trucking costs as a result of the Company's investments in pipeline gathering systems and reduced oil deliveries through the Company's rail terminals.
Transportation expenses increased 18 percent in the year ended December 31, 2015 compared to 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and fracture stimulation programs and acquisitions completed in 2015.
Netbacks

	2015	2014
	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	46.88	81.92	(43)
Royalties	(7.30)	(14.60)	(50)
Operating expenses	(11.83)	(12.60)	(6)
Transportation expenses	(2.32)	(2.29)	1
Netback prior to realized derivatives	25.43	52.43	(51)
Realized gain (loss) on derivatives	10.76	(2.04)	(627)
Netback	36.19	50.39	(28)

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes and therefore, the total netback has been presented.
The Company's netback for the year ended December 31, 2015 decreased 28 percent to $36.19 per boe from $50.39 per boe in 2014. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decreases in royalties and operating expenses.
General and Administrative Expenses

($ millions, except per boe amounts)	2015	2014	% Change
General and administrative costs	141.7	114.8	23
Capitalized	(30.0)	(23.2)	29
Total general and administrative expenses	111.7	91.6	22
Transaction costs	(14.2)	(13.8)	3
General and administrative expenses	97.5	77.8	25
Per boe	1.63	1.51	8
General and administrative expenses per boe increased 8 percent in the year ended December 31, 2015 compared to 2014, primarily due to an increase in rent costs associated with the building lease for Crescent Point's new corporate office, partially offset by a decrease in information technology costs.

CRESCENT POINT ENERGY CORP.	6

General and administrative expenses increased 25 percent in the year ended December 31, 2015 compared to 2014. The increase is primarily due to the growth of the Company and the increase in general and administrative expenses per boe as noted above.
Transaction costs incurred in the year ended December 31, 2015 relate primarily to the corporate acquisitions of Legacy and Coral Hill. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

($ millions, except per boe amounts)	2015	2014	% Change
Interest expense	146.0	103.9	41
Per boe	2.44	2.02	21
Interest expense increased 41 percent and interest expense per boe increased 21 percent in the year ended December 31, 2015 compared to 2014, reflecting the Company's higher average debt balance, partially offset by a lower effective interest rate. The higher average debt balance is primarily the result of the decrease in commodity prices, a weaker Canadian dollar and the impact of acquisitions completed in the second and third quarters of 2015. At December 31, 2015, 55 percent of the Company's long-term debt had fixed interest rates.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes.
Foreign Exchange Gain (Loss)

($ millions)	2015	2014	% Change
Realized gain (loss)
CCS - interest payment	7.0	(2.1)	(433)
CCS - principal repayment	14.3	-	-
Settlement of US dollar long-term debt	(21.2)	-	-
Other	3.1	0.5	520
Unrealized loss
Translation of US dollar long-term debt	(363.5)	(121.8)	198
Other	(2.2)	(1.0)	120
Foreign exchange loss	(362.5)	(124.4)	191
The Company has US dollar denominated LIBOR loans under the bank credit facilities and senior guaranteed notes with aggregate principals of US$1.09 billion and US$1.51 billion, respectively. Concurrent with the drawdown of US$960.0 million LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company has entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.29 billion and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gain on the CCS and foreign exchange swap is recognized in derivative gains. Refer to the Derivatives section in this MD&A for further information.
The Company records unrealized foreign exchange gains or losses on the revaluation of the US dollar long-term debt and related accrued interest. During the year ended December 31, 2015, the Company recorded an unrealized foreign exchange loss of $363.5 million on the translation of US dollar long-term debt and accrued interest compared to $121.8 million in 2014. The unrealized foreign exchange losses from the translation of US dollar long-term debt and accrued interest in 2015 and 2014 are attributable to a weaker Canadian dollar at December 31, 2015 and December 31, 2014, respectively, as compared to the same periods in 2014 and 2013, respectively.
During the year ended December 31, 2015, the Company realized a gain of $7.0 million on the settlement of the CCS associated with interest payments made on US dollar long-term debt, compared to a loss of $2.1 million in 2014. The realized gain for the year ended December 31, 2015 is primarily due to the weaker Canadian dollar in the year ended December 31, 2015 compared to 2014. In addition, during the year ended December 31, 2015, the Company realized a gain of $14.3 million on the settlement of the CCS associated with the principal repayments made on matured US dollar long-term debt, fully offsetting the foreign exchange losses realized on the underlying principal repayment. Realized foreign exchange loss on settlement of US dollar long-term debt also includes $6.9 million from the principal repayment of an unhedged US dollar LIBOR loan.
Share-based Compensation Expense

($ millions, except per boe amounts)	2015	2014	% Change
Share-based compensation costs	75.5	87.7	(14)
Capitalized	(16.9)	(18.0)	(6)
Share-based compensation expense	58.6	69.7	(16)
Per boe	0.98	1.36	(28)

CRESCENT POINT ENERGY CORP.	7

During the year ended December 31, 2015, the Company recorded share-based compensation costs of $75.5 million, a decrease of 14 percent from 2014. The decrease is primarily due to the decreases in expenses associated with incentive related awards and base compensation restricted shares as a result of the decrease in the Company's share price during 2015.
During the year ended December 31, 2015, the Company capitalized share-based compensation costs of $16.9 million, a decrease of 6 percent from 2014. The decrease is primarily the result of the decrease in expenses associated with incentive related awards as a result of the decrease in the Company's share price during 2015.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at December 31, 2015, the Company is authorized to issue up to 9,381,465 common shares (December 31, 2014 - 11,841,332 common shares). The Company had 3,960,363 restricted shares outstanding at December 31, 2015 (December 31, 2014 - 3,648,565 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 153,283 DSUs outstanding at December 31, 2015 (December 31, 2014 - 84,396 DSUs outstanding).
Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2015	2014	% Change
Depletion and depreciation	1,547.1	1,385.5	12
Amortization of E&E undeveloped land	205.9	248.9	(17)
Depletion, depreciation and amortization	1,753.0	1,634.4	7
Impairment	1,385.3	588.2	136
Depletion, depreciation, amortization and impairment	3,138.3	2,222.6	41
Per boe, before impairment	29.35	31.80	(8)
Per boe	52.55	43.25	22
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 8 percent to $29.35 per boe for the year ended December 31, 2015 from $31.80 per boe in 2014. The decrease is primarily a result of the Company's successful execution of the drilling and completion program and a reduction to the amortization of E&E undeveloped land. The decrease in amortization of E&E undeveloped land relates to the regular transfers of land to PP&E upon determination of reserves and the increasing balance of undeveloped land fully amortized over its average primary lease term.
During the year ended December 31, 2015, the Company recorded impairment expense of $1.4 billion on the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta, Southern USA, Northern USA and Northern Alberta CGUs related to the decrease in forecast benchmark commodity prices at December 31, 2015 as compared to December 31, 2014, partially offset by the positive impact of capital and operating cost reductions, improved capital efficiencies and technical and development reserve additions.
Any PP&E impairment recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of PP&E has increased in value since the impairment expense was recorded.
Other Income (Loss)
The Company recorded other income of $7.9 million in the year ended December 31, 2015 compared to other losses of $24.4 million in 2014. The other income in the year ended December 31, 2015 is comprised primarily of gains on capital acquisitions, partially offset by net unrealized losses on long-term investments. The other losses in the year ended December 31, 2014 are primarily comprised of net unrealized losses on long-term investments.
Taxes

($ millions)	2015	2014	% Change
Current tax expense (recovery)	(1.9)	0.1	(2,000)
Deferred tax expense (recovery)	(572.2)	304.0	(288)
Current Tax Expense (Recovery)
In the year ended December 31, 2015, the Company recorded a current tax recovery of $1.9 million compared to current tax expense of $0.1 million in 2014. The current tax recovery in 2015 relates primarily to investment tax credits earned through research and development expenditures on drilling and development activities. Refer to the Company's December 31, 2015 Annual Information Form for information on the Company's expected tax horizon.

CRESCENT POINT ENERGY CORP.	8

Deferred Tax Expense (Recovery)
In the year ended December 31, 2015, the Company recorded a deferred tax recovery of $572.2 million compared to deferred tax expense of $304.0 million in 2014. The deferred tax recovery in 2015 relates primarily to the net loss before tax and a change in estimate regarding future usable tax pools, partially offset by the impact of the two percent increase in the Alberta corporate income tax rate. The deferred tax expense recorded in 2014 relates primarily to net income before tax and a change in estimate regarding future usable tax pools.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income (Loss)

($ millions, except per share amounts)	2015	2014	% Change
Funds flow from operations	1,938.0	2,408.0	(20)
Funds flow from operations per share - diluted	4.04	5.72	(29)

Cash flow from operating activities	1,956.9	2,455.6	(20)
Cash flow from operating activities per share - diluted	4.08	5.83	(30)

Adjusted net earnings from operations	342.0	546.7	(37)
Adjusted net earnings from operations per share - diluted	0.71	1.30	(45)

Net income (loss)	(870.2)	508.9	(271)
Net income (loss) per share - diluted	(1.82)	1.21	(250)
Funds flow from operations decreased to $1.9 billion for the year ended December 31, 2015 from $2.4 billion in 2014 and decreased to $4.04 per share - diluted from $5.72 per share - diluted. The decrease in funds flow from operations is primarily the result of the decrease in the netback and the increase in interest expense, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the realized gain on derivatives and the decreases in royalties and operating expenses. Interest expense increased reflecting the Company's higher average debt balance, partially offset by a lower effective interest rate. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in 2015. Funds flow from operations per share - diluted decreased in 2015 primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's Premium Dividend TM and Dividend Reinvestment Plan ("DRIP") and Share Dividend Plan ("SDP").
Cash flow from operating activities decreased 20 percent to $2.0 billion in the year ended December 31, 2015 compared to $2.5 billion in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 30 percent to $4.08 per share - diluted in 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported adjusted net earnings from operations of $342.0 million in the year ended December 31, 2015 compared to $546.7 million in 2014, primarily as a result of the decrease in funds flow from operations and the increase in depletion expense, partially offset by fluctuations in deferred taxes primarily associated with a change in estimate regarding future usable tax pools and the impact of the two percent increase in the Alberta corporate income tax rate. Adjusted net earnings from operations per share - diluted decreased 45 percent to $0.71 per share - diluted in 2015 primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported a net loss of $870.2 million in the year ended December 31, 2015 compared to net income of $508.9 million in 2014, primarily as a result of the increases in depletion, depreciation, amortization and impairment expense and foreign exchange loss on long-term debt and the decreases in unrealized derivative gains and funds flow from operations, partially offset by other income and fluctuations in deferred taxes.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.

CRESCENT POINT ENERGY CORP.	9

Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2015	2014	% Change
Accumulated dividends, beginning of year	5,930.2	4,755.6	25
Dividends declared to shareholders	1,020.4	1,174.6	(13)
Accumulated dividends, end of year	6,950.6	5,930.2	17

Accumulated dividends per share, beginning of year	28.83	26.07	11
Dividends declared to shareholders per share	2.11	2.76	(24)
Accumulated dividends per share, end of year	30.94	28.83	7
Dividends decreased 13 percent in the year ended December 31, 2015 compared to 2014. The decrease in dividends relates primarily to the reduction in the monthly dividend declared to shareholders from $0.23 per share to $0.10 per share and the suspension of the DRIP and SDP announced on August 12, 2015. This was partially offset by the increase in the number of shares outstanding primarily due to the bought deal financings which closed in September 2014 and June 2015, the issuance of shares on the Legacy and Coral Hill acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends.
The Company's DRIP and SDP raised $261.7 million during the year ended December 31, 2015 (year ended December 31, 2014 - $339.9 million).
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2015, the investments are recorded at a fair value of $22.8 million which is $12.2 million more than the original cost of the investments.
Private Companies
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2015, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Other Long-Term Assets
At December 31, 2015, other long-term assets consist of $49.5 million related to the reclamation fund and $14.0 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the year ended December 31, 2015, contributions started in April 2015 and the Company contributed $0.60 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives.
The reclamation fund increased by $1.7 million during 2015 due to contributions of $27.5 million and $1.3 million as a result of capital acquisitions, partially offset by expenditures of $27.1 million. The expenditures included $15.8 million related primarily to decommissioning work completed in southeast Saskatchewan and Alberta and $11.3 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial targets. Since inception, $174.6 million has been contributed to the reclamation fund and $126.4 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2015, Crescent Point recorded $8.0 million (December 31, 2014 - $4.8 million) of expenditures in the normal course of business to an oilfield services company of which a director and an officer is a director of the Company.
Crescent Point also recorded $1.2 million during the year ended December 31, 2015 (December 31, 2014 - $0.2 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	10

Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year ended December 31, 2015 recorded as general and administrative expenses was $10.8 million (December 31, 2014 - $11.8 million) and share-based compensation costs were $19.6 million (December 31, 2014 – $30.7 million).
Capital Expenditures

($ millions)	2015	2014	% Change
Capital acquisitions (net) (1)	1,760.4	2,193.0	(20)
Development capital expenditures	1,561.8	2,095.6	(25)
Capitalized administration (2)	30.0	23.2	29
Office equipment (3)	13.4	49.9	(73)
Total	3,365.6	4,361.7	(23)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
Legacy Oil + Gas Inc.
On June 30, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Legacy, a public oil and gas company with properties in southeast Saskatchewan, Manitoba, Alberta and North Dakota ($1.38 billion was allocated to PP&E and $95.4 million was allocated to E&E assets, including $76.0 million related to decommissioning liability).
Coral Hill Energy Ltd.
On August 14, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all remaining issued and outstanding common shares of Coral Hill, a private oil and gas company with properties in Alberta ($117.1 million was allocated to PP&E and $54.2 million was allocated to E&E assets, including $4.8 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2015 ($14.6 million was allocated to PP&E and $12.7 million was allocated to E&E assets, including $6.3 million related to gain on capital acquisitions and $0.7 million related to disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the year ended December 31, 2015 were $1.6 billion compared to $2.1 billion in 2014. In 2015, 803 (699.9 net) wells were drilled with a success rate of 100 percent. The development capital for the year ended December 31, 2015 included $208.9 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2016 is $950.0 million, not including acquisitions.
Goodwill
The Company's goodwill balance as at December 31, 2015 was $251.9 million which is unchanged from December 31, 2014. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $0.3 billion during 2015 from $1.0 billion at December 31, 2014 to $1.3 billion at December 31, 2015. The increase relates to $100.1 million due to changes in estimates pertaining to discount rates including acquired liabilities, $80.1 million as a result of net capital acquisitions, $57.0 million in respect of drilling and $25.1 million of accretion expense, partially offset by $15.8 million for liabilities settled and $14.5 million due to changes in estimates pertaining to future costs.
Other Long-Term Liabilities
At December 31, 2015, other long-term liabilities consist of $47.2 million related to a lease inducement, $6.6 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $2.5 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

CRESCENT POINT ENERGY CORP.	11

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2015	December 31, 2014
Net debt	4,263.6	3,191.1
Shares outstanding (1)	504,935,930	446,510,210
Market price at end of period (per share)	16.12	26.91
Market capitalization	8,139.6	12,015.6
Enterprise value	12,403.2	15,206.7
Net debt as a percentage of enterprise value	34	21
Annual funds flow from operations	1,938.0	2,408.0
Net debt to funds flow from operations (2)	2.2	1.3

(1)	The shares outstanding balance at December 31, 2014 excludes 1,181,265 common shares issued on January 15, 2015 pursuant to the DRIP and SDP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At December 31, 2015, Crescent Point was capitalized with 66 percent equity compared to 79 percent at December 31, 2014. The Company's net debt to funds flow from operations ratio at December 31, 2015 was 2.2 times, compared to 1.3 times at December 31, 2014. This increase is largely due to the drop in commodity prices which has resulted in lower funds flow from operations and higher debt levels. In addition, net debt levels increased with the Legacy and Coral Hill acquisitions, however, funds flow from operations only reflects contributions from the acquired properties since the closing date of the acquisitions. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of hedged US dollar long-term debt.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at December 31, 2015, the Company had approximately $2.2 billion drawn on bank credit facilities, including $13.7 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.4 billion.
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity.
Concurrent with the drawdown of US$960.0 million LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company has entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.29 billion and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company is in compliance with all debt covenants at December 31, 2015 and the following table lists the financial covenants as at December 31, 2015:

Covenant Description	Maximum Ratio	December 31, 2015
Senior debt to EBITDA (1) (2) (5)	3.5	2.2
Total debt to EBITDA (1) (3) (5)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.33

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.

(5)	Senior debt to EBITDA and Total debt to EBITDA for the Company's senior guaranteed note covenants at December 31, 2015 was 2.1, adjusted for material acquisitions.
Crescent Point's development capital budget for 2016 is $950.0 million, with average 2016 production forecast at 165,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.	12

Shareholders' Equity
At December 31, 2015, Crescent Point had 504.9 million common shares issued and outstanding compared to 446.5 million common shares at December 31, 2014. The increase of 58.4 million shares relates primarily to the June 2015 bought deal financing, the acquisitions of Legacy in June 2015 and Coral Hill in August 2015 and shares issued pursuant to the DRIP and SDP:

•	In June 2015, Crescent Point and a syndicate of underwriters closed a bought deal financing of 23.2 million shares at $28.50 per share for gross proceeds of $660.1 million;

•	Crescent Point issued 18.2 million shares to Legacy shareholders at a price of $25.65 per share on closing of the acquisition on June 30, 2015;

•	Crescent Point issued 4.3 million shares to Coral Hill shareholders at a price of $17.09 per share on closing of the acquisition on August 14, 2015; and

•
Crescent Point issued 10.3 million shares pursuant to the DRIP and SDP programs during the year ended December 31, 2015 for proceeds of $261.7 million and issued 2.5 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's enterprise value decreased to $12.4 billion at December 31, 2015 compared to $15.2 billion at December 31, 2014, with the market value of the shares at December 31, 2015 representing 66 percent of the enterprise value.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2015, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases)(1)	35.8	66.5	61.7	283.2	447.2
Senior guaranteed notes(2)	132.5	274.2	371.4	1,561.1	2,339.2
Bank credit facilities(3)	82.7	2,288.5	-	-	2,371.2
Transportation commitments	4.3	4.6	3.5	0.2	12.6
Total	255.3	2,633.8	436.6	1,844.5	5,170.2

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $40.9 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2015. The current maturity date of the Company's facilities is June 8, 2018. The Company expects that the facility will be renewed and extended prior to the maturity date.

Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2015. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2015 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.

CRESCENT POINT ENERGY CORP.	13

For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.

CRESCENT POINT ENERGY CORP.	14

Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
In November 2015, the province of Alberta released its Climate Leadership Plan which will impact businesses that contribute to carbon emissions in Alberta. The plan's four key areas include imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, and a 45 percent reduction in methane emissions by the oil and gas sector by 2025. The Company is currently evaluating the impact of the plan on its result of operations and expects that the impact of the plan will not be material as less than 10% of the Company's total production is from properties located in Alberta.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

Outstanding Common Shares Data
As of the date of this report, the Company had 505,815,262 common shares outstanding.

CRESCENT POINT ENERGY CORP.	15

Selected Annual Information

($ millions, except per share amounts)	2015	2014	2013
Total oil and gas sales	2,800.2	4,210.1	3,526.4

Average daily production
Crude oil (bbls/d)	137,003	121,517	103,441
NGLs (bbls/d)	10,773	6,941	5,688
Natural gas (mcf/d)	95,127	74,070	66,952
Total (boe/d)	163,631	140,803	120,288

Net income (loss) (1)	(870.2)	508.9	144.9
Net income (loss) per share (1)	(1.82)	1.22	0.38
Net income (loss) per share - diluted (1)	(1.82)	1.21	0.37

Adjusted net earnings from operations	342.0	546.7	558.4
Adjusted net earnings from operations per share	0.72	1.31	1.45
Adjusted net earnings from operations – diluted	0.71	1.30	1.44

Cash flow from operating activities	1,956.9	2,455.6	1,973.3
Cash flow from operating activities per share	4.09	5.86	5.11
Cash flow from operating activities per share - diluted	4.08	5.83	5.09

Funds flow from operating activities	1,938.0	2,408.0	2,047.8
Funds flow from operating activities per share	4.05	5.75	5.30
Funds flow from operating activities per share - diluted	4.04	5.72	5.28

Working capital (deficit) (2)	(342.8)	(433.0)	(406.1)
Total assets	17,616.0	16,467.2	12,736.8
Total liabilities	7,491.0	6,306.3	4,236.7
Net debt	4,263.6	3,191.1	2,077.1
Total long-term derivative liabilities	0.3	0.2	25.8
Weighted average shares - diluted (thousands)	479,792	421,060	387,731
Dividends paid or declared	1,020.4	1,174.6	1,081.6
Dividends declared per share	2.11	2.76	2.76

(1)	Net income (loss) and net income (loss) before discontinued operations are the same.

(2)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point’s oil and gas sales, cash flow from operating activities, funds flow from operations and total assets have fluctuated for the years 2013 through 2015 primarily due to movement in the Cdn $ WTI benchmark price, fluctuations in corporate oil price differentials, numerous corporate and property acquisitions and the Company's successful drilling program, which has resulted in higher production volumes.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	16

Summary of Quarterly Results

	2015				2014
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	680.1	730.3	776.2	613.6	930.3	1,103.0	1,147.9	1,028.9

Average daily production
Crude oil (bbls/d)	142,750	143,582	129,224	132,269	133,214	121,242	118,451	112,941
NGLs (bbls/d)	15,253	11,455	8,518	7,774	7,553	7,253	6,893	6,046
Natural gas (mcf/d)	108,631	105,249	83,366	82,867	78,332	76,126	72,143	69,558
Total (boe/d)	176,108	172,579	151,636	153,854	153,822	141,183	137,368	130,580

Net income (loss)	(382.4)	(201.3)	(240.5)	(46.0)	121.3	258.1	98.6	30.9
Net income (loss) per share	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.61	0.24	0.08
Net income (loss) per share – diluted	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.60	0.24	0.08

Adjusted net earnings from operations	258.0	15.3	40.4	28.3	(12.4)	178.4	174.6	206.1
Adjusted net earnings from operations per share	0.51	0.03	0.09	0.06	(0.03)	0.42	0.43	0.52
Adjusted net earnings from operations per share – diluted	0.51	0.03	0.09	0.06	(0.03)	0.42	0.43	0.52

Cash flow from operating activities	519.5	547.0	491.5	398.9	651.9	583.1	646.5	574.1
Cash flow from operating activities per share	1.03	1.09	1.08	0.89	1.46	1.37	1.59	1.45
Cash flow from operating activities per share – diluted	1.03	1.09	1.07	0.89	1.46	1.37	1.58	1.44

Funds flow from operations	496.7	483.5	524.2	433.6	572.8	618.4	636.7	580.1
Funds flow from operations per share	0.98	0.96	1.15	0.97	1.29	1.46	1.56	1.46
Funds flow from operations per share – diluted	0.98	0.96	1.14	0.96	1.28	1.45	1.55	1.45

Working capital (deficit) (1)	(342.8)	(231.2)	(276.6)	(251.5)	(433.0)	(326.3)	(219.9)	(391.9)
Total assets	17,616.0	18,117.7	17,972.8	16,911.1	16,467.2	15,887.0	14,902.0	13,165.0
Total liabilities	7,491.0	7,533.8	7,270.3	6,838.8	6,306.3	5,702.2	5,697.7	4,743.3
Net debt	4,263.6	4,197.9	3,977.0	3,535.7	3,191.1	2,774.6	2,836.8	2,309.9
Total long-term derivative liabilities	0.3	0.3	22.1	0.6	0.2	73.6	137.1	95.6

Weighted average shares – diluted (thousands)	505,773	501,963	459,366	450,420	446,755	427,075	410,051	399,007

Capital expenditures (2)	386.1	576.7	1,816.6	586.2	736.0	1,152.2	1,859.7	613.8

Dividends declared	152.8	219.7	330.4	317.5	310.4	299.8	286.1	278.3
Dividends declared per share	0.30	0.43	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to increases in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has generally increased due to a successful drilling and fracture stimulation programs and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to PP&E recorded in the third and fourth quarters of 2015 and the fourth quarter of 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	17

Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's drilling and fracture stimulation programs. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.
Fourth Quarter Review

•
Crescent Point achieved a new production record in fourth quarter 2015 and averaged 176,108 boe/d. Production was weighted 90 percent towards crude oil and liquids. This represents a growth rate of more than 14 percent over fourth quarter 2014.

•
During the fourth quarter, the Company spent $298.3 million on drilling and development activities, drilling 201 (187.6 net) wells with a 100 percent success rate. Crescent Point also spent $56.5 million on land, seismic and facilities, for total development capital expenditures of $354.8 million.

•
Crescent Point generated funds flow from operations of $496.7 million ($0.98 per share - diluted) in fourth quarter 2015, representing a 13 percent decrease over fourth quarter 2014 funds flow from operations of $572.8 million ($1.28 per share - diluted). The decrease in funds flow from operations is primarily the result of the decrease in the netback, partially offset by the increase in production volumes.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2015.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2015, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2015 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2015, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2015 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2015. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2015 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.
Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce greenhouse gas emissions, the Company contributed to a reclamation fund whereby $0.20 per produced boe is directed to environmental initiatives. To date, $65.3 million has been contributed to the environment emission reduction fund and $36.5 million has been expended to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. In 2015, the Company spent a total of $11.3 million primarily on the upgrade of facilities in Saskatchewan. The upgrades reduce emissions to meet and exceed provincial and federal emission regulations.
Outlook
Crescent Point's guidance for 2016 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	147,500 - 153,500	148,000
Natural gas (mcf/d)	105,000 - 111,000	102,000
Total (boe/d)	165,000 - 172,000	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	808.0 - 1,067.0	812.0
Facilities, land and seismic ($ millions)	142.0 - 233.0	138.0
Total ($ millions)	950.0 - 1,300.0	950.0

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2015 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	18

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Marketing and Prices", “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, "Risk Factors", “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2016 production and capital expenditure guidance as outlined in the Capital Expenditures, Liquidity and Capital Resources and Outlook section;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected renewal and extension of the Company's credit facilities
●	The ability of the Corporation to meet its planned growth and development targets to continue to generate strong operating and financial results;	●	Estimated future and expected tax horizon; and
		●	Expected ongoing cost reductions.
All of the material assumptions underlying these statements are noted in the "Marketing and Prices", “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, "Risk Factors" and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	19

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4) (5)
Barbara Munroe (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health and Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Trent Stangl
Sr. Vice President, Investor Relations and Communications
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Trent Stangl
Sr. Vice President, Investor Relations and Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20